October 14, 2008

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Jennifer R. Hardy, Legal Branch Chief

Re:

International Game Technology (the “Company” or “IGT”)

Form 10-K for the fiscal year ended September 30, 2007

File No. 001-10684

Ladies and Gentlemen:

This letter is in response to your letter dated September 29, 2008 (the “Letter”) setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our Form 10-K for the fiscal year ended September 30, 2007 filed under the Securities Exchange Act of 1934 on November 28, 2007.  Our responses to the specific comments are set forth below. For the convenience of the Staff, each comment from the Letter is restated in italics prior to the response to such comment.

Item 1.  Business, page 2

1.

In future filings, please disclose the mechanics for jackpot liability payments, including how you incur liabilities through gaming sites and how you receive payment.  In addition, if you also receive profits from gambling losses on machines, please describe these also.  For instance, it appears that you receive profits and losses from the actual gaming on your machines in addition to selling the machines and servicing them.  Please discuss this aspect of your operations.

Response:

In the first part of this comment, the Staff requests that we disclose the mechanics for jackpot liability payments and how we incur related liabilities and receive payment.  On page 4 of the Form 10-K, we refer the reader to Note 1 of our Consolidated Financial Statements under the sub-heading “Revenue Recognition -- Gaming Operations” for this information. There we explain that our wide area progressive (WAP) systems gaming machines incorporate IGT sponsored jackpots that build with every wager until a player hits the top award winning combination. We incur and accrue related jackpot liabilities with every wager on a WAP connected machine. We receive servicing payments from our casino customers based on a percentage of the coin-in (amounts wagered), partially for the funding and administration of WAP jackpot payments.

Additionally, in Note 1 of our Consolidated Financial Statements of the Form 10-K on page 49 under the sub-heading “Jackpot Liabilities and Expense,” we disclose the mechanics for jackpot payments and how we account for related liabilities.

U.S. Securities and Exchange Commission,  - Page 2

Finally, in the Management’s Discussion and Analysis section of our Form 10-K, under the caption “Critical Accounting Estimates--Jackpot Liabilities and Expenses” (page 26), we identify factors that impact the amount of jackpot liabilities recognized.

In the second part of this comment, the Staff requests that we include disclosure in future filings regarding whether we receive profits from gaming losses on machines.  To clarify, the Company does not receive profits directly from gaming losses on gaming machines; however, in certain of our recurring revenue arrangements, our fees are based on the gaming machine’s net win.  As disclosed on page 4 of the Form 10-K, IGT’s gaming operations generates recurring revenues by providing customers (principally casinos) with our proprietary gaming products, services, or intellectual property under a variety of pricing arrangements, for example a percentage of the casino’s net win or fixed daily/monthly fee billing arrangements. For WAP systems, IGT’s revenues are recognized as percentage of coin-in.  In these arrangements our casinos customers pay a percentage of the coin-in directly to IGT for services related to the design, assembly, installation, operation, maintenance, and marketing of the WAP systems and to administer the progressive jackpot funding.

In future filings, we will, in response to the Staff’s comment, include in our Business Section of the Form 10-K a brief description of how jackpots are paid and make reference to the more detailed information set forth in our financial statement footnotes and the Management’s Discussion and Analysis. We will also expand the discussion of our gaming operations in the Business Section to describe with more clarity the various pricing arrangements in which IGT derives revenues from participating casinos.

2.

In future filings, please discuss your supply relationships and provide the information required by Item 101(c)(1)(iii) of Regulation S-K.

Response:

On page 15 of the Business section included in the Form 10-K, we disclose under “Operational Overview -- Manufacturing and Suppliers” that we have a broad base of material suppliers and that we utilize multi-sourcing practices to ensure component availability.  We currently believe that the availability of the materials that we use to manufacture our products is adequate and that we are not substantially dependent on any single supplier for our sourcing requirements.  In future filings, we will, in response to the Staff’s comment, expand this section of the Business section to include disclosure regarding the Company’s beliefs regarding the availability of its materials and whether or not the Company is substantially dependent on any single supplier.

3.

In future filings, please discuss your product development and R&D activities.

Response:

In the Business section of the Form 10-K, on pages 6 to 9 under “Product Development,” we discuss in considerable detail our product development and research and development.  There, we identify the number of employees dedicated to product development and describe our related expenditures and a number of details pertaining to our games (products) development and our network (systems used in gaming operations) development.

4.

In future filings, please disclose how your strategic business arrangements with China Lot Synergy Holdings fit into your business operation plans.

Response:

Our investment in China Lot Synergy Holdings affords us an opportunity to use our gaming technology to assist

U.S. Securities and Exchange Commission,  - Page 3

or participate in the development and marketing of products and services to the market in China for lottery related products and services.  In future filings, we will, in response to the Staff’s comment, disclose this information.

Intellectual Property, page 9

5.

In future filings, please discuss the duration of your patents, trademarks and licenses and discuss any patents or trademarks that are individually important to your business.  See Item 101(c)(1)(iv) of Regulation S-K.

Response:

In future filings, we will, in response to the Staff’s comment, expand the discussion included in this section to specify the number of patents we own, their weighted average remaining life and whether or not we consider any of our patents or trademarks to be individually important or material to our business.

Market Regions, page 10

Japan, page 14

6.

In future filings, whenever discussing the expansion or contraction of a customer market, please disclose the size in the previous period to the extent necessary for investors to understand the materiality of the change.

Response:

In future filings, when discussing the expansion or contraction of a customer market, we will, in response to the Staff’s comment, disclose, to the extent known, the size of a market in the previous period if such information is necessary for investors to understand the materiality of the change.

Management’s Discussion and Analysis, page 24

Consolidated Operating Results-A Year Over Year Comparative Analysis, page 28

7.

In future filings, please also provide year over year comparisons of all income statement line items, including an analysis of their changes.  Please also comply in your business segment comparisons.

Response:

Our Form 10-K (pages 24-36) contains an overview of our fiscal year followed by a more detailed tabular presentation and narrative discussion of our results.  Our “Consolidated Operating Results” section (pages 25-30 of our Form 10-K) includes three tabular presentations with discussion of significant changes in all income statement line items, including net income, revenues, gross profits, gross margins, operating income and expenses, other income and expense, and tax provisions.  Our “Business Segment Results” section (pages 30-32 of our Form 10-K) include tabular presentation and a narrative discussion focused on segment revenues, gross profits and margins, and operating income. We believe we have addressed material changes in line items where necessary to provide an understanding of the performance of the business segments.

We respectfully note that Instruction 4 to Item 303(a) of Regulation S-K provides that “where the consolidated financial statements reveal material changes from year to year in one or more line items, the causes for the changes shall be described to the extent necessary to an understanding of the registrant’s business as a whole” and that “line-by-line analysis of the financial statements as a whole is not required or generally appropriate.”  This instruction has also been reiterated by the Commission in interpretive releases published by the Commission in 1989 and 2003.  Consistent with the instruction to Item 303(a), the Commission’s interpretive

U.S. Securities and Exchange Commission,  - Page 4

guidance and the discussion in the Form 10-K, in future filings, we will, in response to the Staff’s comment, describe the cause or causes of material changes in one or more income statement line items where such disclosure is necessary to an understanding of the Company’s business as a whole.  In addition, as required by Item 303(a) of Regulation S-K, the Company will include a discussion of business segment information, including any material changes from year to year in one or more line items applicable to the Company’s business segment results, if such disclosure would be appropriate to an understanding of such business segment.

Item 9A. Controls and Procedures, page 69

8.

We note that your chief executive officer and principal financial officer have concluded that your “disclosure controls and procedures were effective at the reasonable assurance level.”  However, Rules 13a-15(e) and 15d-15(e) request disclosure that such controls and other procedures of an issuer are designed “to ensure,” rather than only to “reasonably assure,” the effectiveness of disclosure controls and procedures.

Thus, please confirm to us and revise in your disclosure in future filings to clarify that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Response:

In Exchange Act Release No. 47986 (June 5, 2003), the Commission confirmed that the Staff will not object to disclosure by companies that disclosure controls and procedures are designed to provide “reasonable assurance” that the controls and procedures will meet their objectives as long as the conclusions of the principal executive and principal financial officer also state, if true, that the disclosure controls and procedures are effective at the “reasonable assurance” level.  Based on the view of the Commission expressed in this release, we believe that the disclosure, as included in the Form 10-K regarding the effectiveness of the Company’s disclosure controls and procedures, complies with the requirements of Item 307 of Regulation S-K and related Commission guidance.

Definitive Proxy Statement on Schedule 14A

Item 11.  Executive Compensation, page 21

Compensation Discussion and Analysis, page 21

Base Salaries, page 23

9.

In future filings, please disclose how the committee decided on the base salary increases of 5% pursuant to Item 402(b)(1)(v) of Regulation S-K.

Response:

In future filings where, as was the case in fiscal 2007, base salary increases are the result of a subjective determination by the Compensation Committee exercising its business judgment and taking into account its general assessment of the factors we have disclosed, we will more clearly disclose that the Compensation Committee’s determination was made on this basis.  If the Compensation Committee bases its determinations on other more specific factors, we will include in future filings a more specific discussion of those factors.

U.S. Securities and Exchange Commission,  - Page 5

Annual Incentive Bonuses, page 24

10.

In future filings, please quantify the net income and revenue growth targets and disclose whether or not the company met the target.  Please also disclose the individual qualitative goal categories.  Please see Question and Answer 118.04 of our Compliance and Disclosure Interpretations found on our website.

Response:

In future filings, when discussing pre-established net income and revenue growth targets (or similar targets based on line-item information included in our financial reports filed with the Commission or similar public disclosures) used for purposes of our incentive-based compensation arrangements for our Named Executive Officers for the relevant fiscal year, we will, in response to the Staff’s comment, disclose those specific targets and whether or not they were achieved. Should the Company change its incentive-based compensation program or the criteria upon which specific targets are established, the Company will consider and take into account the guidance provided in Question and Answer 118.04 of the Staff’s Compliance and Disclosure Interpretations in determining the appropriate disclosure with respect to those arrangements pursuant to Item 402 of Regulation S-K.

On page 24 of our Proxy Statement, we disclosed the general qualitative categories that were taken into consideration in making fiscal 2007 bonus determinations for our Named Executive Officers.  In future filings, when discussing annual bonus determinations for our Named Executive Officers for the relevant fiscal year, we will, in response to the Staff’s comment, more clearly disclose the qualitative goal category or categories established and taken into account for each Named Executive Officer for this purpose.

* * *

The Company hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (702) 669-8813 (telephone) or 775-448-9150 (facsimile) with any questions or comments regarding this letter.

Respectfully submitted,

International Game Technology

By:	/s/ THOMAS J. MATTHEWS
Thomas J. Matthews Chief Executive Officer

cc: Robert Plesnarski, Esq.

J. Jay Herron, Esq.

O’Melveny & Myers LLP